Exhibit 99.1

Rogers Communications Reports Strong First Quarter 2006 Results

Quarterly Revenue Grows to $2.0 Billion, Operating Profit Increases
to Nearly $600 Million,
and Strong Subscriber Growth Continues;

Wireless Postpaid ARPU Grows 5.1%, Wireless Data Revenues Reach 10.3% of
Network Revenues and Postpaid Churn Falls to 1.47%;

Cable and Telecom Drives Continued Strong Growth of Digital and High-Speed
Internet Services While Growing Sales of Residential Telephony Drives Home Phone
Subscriber Base to Nearly One-Half Million

TORONTO (April 25, 2006) - Rogers Communications Inc. today announced its consolidated financial and operating results for the three months ended March 31, 2006.

Financial highlights (in thousands of dollars, except per share amounts) are as follows:

Three Months Ended March 31,	2006	2005	% Change
Operating revenue	$2,031,752	$1,582,415	28.4
Operating profit (1)	596,292	475,224	25.5
Net income (loss)	14,817	(46,027)	n/m
Earnings (loss) per share	0.05	(0.17)	129.4

(1)    Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with generally accepted accounting principles (“GAAP”). See the “Reconciliation of Operating Profit to Net Income (Loss) for the Period” section for a reconciliation of operating profit to operating income and net income (loss) under GAAP and the “Key Performance Indicators and Non-GAAP Measures” section.

Highlights of the first quarter of 2006 include the following:

•
Operating revenue increased 28.4% for the quarter with growth coming from all three of our operating units, including 20.1% growth at Rogers Wireless (“Wireless”), 53.2% growth at Rogers Cable and Telecom (“Cable and Telecom”) and 9.5% growth at Rogers Media (“Media”). On a pro forma basis, assuming the acquisition of Call-Net Enterprises Inc. (“Call-Net”) had occurred on January 1, 2004, consolidated revenue growth would have been 12.9%.

•
Consolidated quarterly operating profit grew 25.5% year-over-year, primarily driven by 35.8% growth at Wireless, 17.1% growth at Cable and Telecom and 15.9% growth at Media. On a pro forma basis, assuming the acquisition of Call-Net had occurred on January 1, 2004, consolidated operating profit growth would have been 16.8%.

•
We changed our segment reporting during the quarter to now report financial and operating results under the following three operating units: Wireless; Cable and Telecom; and Media. The segment reporting for Wireless and Media has not changed.

Rogers Communications Inc.	1	First Quarter 2006

The Cable and Telecom operating unit reports results for the following segments: Cable and Internet, Rogers Home Phone (voice-over-cable telephony subscribers from Cable and residential circuit-switched telephony customers from Telecom), Rogers Business Solutions (business telephony and data subscribers primarily from Telecom) and Video store operations.

•
Postpaid voice and data subscriber growth continued to be strong at Wireless, where quarterly net additions of 89,600 subscribers reflected a modest increase from the strong postpaid subscriber growth reported in the first quarter of 2005. Postpaid subscriber levels are up 14.8% year-over-year while total postpaid and prepaid subscribers are up 11.4%, reflecting Wireless' continued focus on the more profitable postpaid segment of the market.

•
Wireless postpaid subscriber monthly churn continued to decrease, down 43 basis points to 1.47% versus 1.90% in the first quarter of 2005, while postpaid monthly ARPU (average revenue per subscriber) increased 5.1% in the quarter to $62.20. This increase reflects a 72.0% lift in data revenues, which represented 10.3% of total network revenue in the quarter as well as continued growth in roaming and optional services.

•
Following a successful trial, Wireless announced that it has begun deploying a third-generation (“3G”) wireless network based upon the UMTS/HSDPA (Universal Mobile Telecommunications System/High-Speed Downlink Packet Access) standard. This network will provide data speeds superior to those offered by other 3G wireless technologies and will enable Wireless to add incremental voice and data capacity at significantly lower costs.

•
Cable and Telecom ended the quarter with nearly one-half million Home Phone subscriber lines, with net additions of 48,700 cable telephony subscriber lines and 11,400 circuit-switched telephony subscriber lines since December 31, 2005. Cable and Telecom continued to expand the availability of its Home Phone voice-over-cable telephony service through the first quarter of 2006, with service now available to approximately 85% of the homes in its cable service areas.

•
Cable and Telecom added 50,000 net digital cable subscribers (households) representing a 35.9% increase over the growth experienced during the first quarter of 2005 of 36,800, while residential high-speed Internet subscribers grew by 40,300 in this quarter to a total of 1,176,500.

•
At the end of the quarter, Rogers launched a broadband fixed wireless service in 20 cities across Canada as the first offering enabled by its Inukshuk joint venture. This service gives customers wireless portable access to Rogers Yahoo! Hi-Speed Internet services at speeds up to 1.5 Mbps.

•
On February 14, 2006, we repaid at maturity the $75.0 million aggregate principal amount outstanding of our 10.5% Senior Notes so that virtually all long-term debt resides at Cable and Telecom, Wireless and Media.

Rogers Communications Inc.	2	First Quarter 2006

“This quarter represents a strong start for 2006 as increasing numbers of Canadians chose Rogers as their provider of choice for communication and entertainment services,” said Ted Rogers, President and CEO of Rogers Communications Inc. “While in 2005 we focused heavily on the integration of acquisitions and on reorganizing our operations, 2006 is all about execution and continuing to deliver on our core strategy of profitable growth and driving innovation to add value to the lives of our customers.”

Rogers Communications Inc.	3	First Quarter 2006

ROGERS COMMUNICATIONS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER ENDED MARCH 31, 2006

This management’s discussion and analysis (“MD&A”) should be read in conjunction with our 2005 Annual MD&A and our 2005 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 23 to our 2005 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2005. This MD&A is current as of April 24, 2006.

In this MD&A, the terms “we”, “us”, “our”, and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•	“Wireless”, which refers to our wholly owned subsidiary Rogers Wireless Communications Inc. and its subsidiaries, including Rogers Wireless Inc. (“RWI”) and its subsidiaries;

•
“Cable and Telecom”, which refers to our wholly owned subsidiary Rogers Cable Inc. and its subsidiaries. RCI acquired Call-Net Enterprises Inc. on July 1, 2005 and subsequently changed its name to Rogers Telecom Holdings Inc. (“RTHI”). The results of RTHI and RTHI’s operating subsidiaries (“Telecom”) are consolidated effective as of the July 1, 2005 acquisition date. Telecom is a Canadian integrated communications solutions provider of home phone, long distance and Internet Protocol (“IP”) services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. On January 9, 2006, RCI’s ownership interest in Telecom was transferred to Rogers Cable Inc. from RTHI. Beginning with the first quarter of 2006, the Cable and Telecom operating unit reports its results according to the following segments: Cable and Internet; Rogers Home Phone (voice-over-cable telephony subscribers from Cable and residential circuit-switched telephony customers from Telecom); Rogers Business Solutions (business telephony and data subscribers primarily from Telecom); and Video store operations. Comparative figures have been reclassified to conform to this new segment reporting.

•
“Media”, which refers to our wholly owned subsidiary Rogers Media Inc. and its subsidiaries including Rogers Broadcasting, which owns 46 radio stations across Canada; OMNI television with stations in Ontario, British Columbia and Manitoba; Rogers Sportsnet; The Shopping Channel; Rogers Publishing and Rogers Sports Entertainment which owns the Toronto Blue Jays and the Rogers Centre. In addition, Media holds ownership interests in Dome Productions (50%), and Canadian Broadcast Sales (50%) as well as interests in several specialty television services such as Viewers Choice Canada, Outdoor Life Network, The Biography Channel and G4TechTV.

“RCI” refers to the legal entity Rogers Communications Inc. excluding our subsidiaries.

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.

Rogers Communications Inc.	4	First Quarter 2006

SUMMARY CONSOLIDATED FINANCIAL RESULTS

(In millions of dollars, except per share amounts and margin)
Three Months Ended March 31,	2006	2005(4)	% Chg
Operating revenue
Wireless	$1,051.2	$875.4	20.1

Cable and Telecom
Cable and Internet	464.7	421.5	10.2
Rogers Home Phone	80.4	-	n/m
Rogers Business Solutions	148.9	1.1	n/m
Video Stores	81.0	83.6	(3.1)
Corporate items and eliminations	(1.0)	(0.9)	n/m
	774.0	505.3	53.2

Media	240.1	219.3	9.5
Corporate items and eliminations	(33.6)	(17.6)	90.9
Total	$2,031.7	$1,582.4	28.4

Operating expenses, including integration and Video store closure expenses
Wireless	$646.1	$577.0	12.0

Cable and Telecom
Cable and Internet	269.1	245.1	9.8
Rogers Home Phone	75.7	-	n/m
Rogers Business Solutions	136.1	4.0	n/m
Video Stores	79.5	76.4	4.1
Integration costs	2.9	-	n/m
Corporate items and eliminations	(1.0)	(0.9)	n/m
	562.3	324.6	73.2

Media	227.0	208.0	9.1
Corporate items and eliminations	-	(2.4)	(100.0)
Total	$1,435.4	$1,107.2	29.6

Operating profit, after integration and Video store closure expenses (1)
Wireless	$405.1	$298.4	35.8

Cable and Telecom
Cable and Internet	195.6	176.4	10.9
Rogers Home Phone	4.7	-	n/m
Rogers Business Solutions	12.8	(2.9)	n/m
Video Stores	1.5	7.2	(79.2)
Integration costs	(2.9)	-	n/m
	211.7	180.7	17.2

Media	13.1	11.3	15.9
Corporate items and eliminations	(33.6)	(15.2)	121.1
Total	$596.3	475.2	25.5

Other income and expense, net (2)	581.5	521.2	11.6
Net income (loss)	$14.8	$(46.0)	n/m

Earnings (loss) per share - basic and diluted	$0.05	$(0.17)	(129.4)
Additions to PP&E (1)
Wireless	$114.9	$119.2	(3.6)

Cable and Telecom
Cable and Internet	81.9	86.8	(5.6)
Rogers Home Phone	21.6	23.9	(9.6)
Rogers Business Solutions	7.5	1.6	n/m
Video Stores	1.1	3.6	(69.4)
	112.1	115.9	(3.3)
Media	9.2	13.5	(31.9)
Corporate (3)	103.8	11.8	n/m
Total	$340.0	$260.4	30.6

(1)
As defined. See the “Key Performance Indicators and Non-GAAP Measures” section. Operating profit includes integration and Video store closure expenses of $6.2 million (2005 - $3.9 million) and $4.8 million, respectively.

(2)	See the “Reconciliation of Operating Profit to Net Income (Loss) for the Period” section for details of these amounts.
(3)	Includes RCI’s purchase of real estate in Brampton for a total purchase price of $99.8 million, including acquisition costs.
(4)	Certain prior year numbers have been reclassified to conform with the current year presentation.

Rogers Communications Inc.	5	First Quarter 2006

For discussions of the results of operations of each of these segments, refer to the respective segment sections of this MD&A.

Reconciliation of Operating Profit to Net Income (Loss) for the Period

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit to the net income (loss) for the period as defined under Canadian GAAP. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 9 to the Interim Consolidated Financial Statements titled “Segmented Information”.

(In millions of dollars)
Three Months Ended March 31,	2006	2005	% Chg
Operating profit (1)	$596.3	$475.2	25.5
Depreciation and amortization	(386.1)	(341.6)	13.0
Operating income	210.2	133.6	57.3
Interest on long-term debt and other	(161.6)	(184.8)	(12.6)
Foreign exchange loss	(4.3)	(6.0)	(28.3)
Change in the fair value of derivative instruments	3.1	4.8	(35.4)
Other income	2.3	9.9	(76.8)
Income tax expense	(34.9)	(3.5)	n/m
Net income (loss) for the period	$14.8	$(46.0)	n/m

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

Depreciation and Amortization Expense

Depreciation and amortization expense for the three months ended March 31, 2006 increased 13.0% primarily due to the additional depreciation and amortization recognized for the fixed assets and intangible assets that arose from the acquisition of Telecom.

Operating Income

Our consolidated operating income of $210.2 million for the three months ended March 31, 2006 increased 57.3%, as compared to the corresponding period in 2005, primarily as a result of higher operating profit across all of our operating units.

Interest on Long-Term Debt

Interest expense of $161.6 million in the three months ended March 31, 2006 decreased by $23.2 million compared to the corresponding period in 2005. This decrease was primarily due to the decrease in debt of approximately $840.0 million at March 31, 2006 compared to March 31, 2005. The decrease in debt was largely the result of the conversions of our 5.75% Convertible Debentures due 2005 and our 5.5% Convertible Preferred Securities due 2009 into Class B Non-Voting shares during 2005.

Rogers Communications Inc.	6	First Quarter 2006

Foreign Exchange Loss

The $4.3 million foreign exchange loss in the three months ended March 31, 2006 decreased slightly from a $6.0 million foreign exchange loss in the corresponding period in 2005. The Canadian dollar weakened by 0.60 cents during the three months ended March 31, 2005 compared to a 0.29 cent decrease in the Canadian dollar versus the U.S. dollar in the three months ended March 31, 2006, from $1.1659 at December 31, 2005 to $1.1630 at March 31, 2006.

Change in Fair Value of Derivative Instruments

The gain of $3.1 million in the three months ended March 31, 2006 was a result of the weakening of the Canadian dollar relative to that of the U.S. dollar as described above and the resulting change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges.

Other Income

Other income of $2.3 million for the three months ended March 31, 2006 was primarily associated with distributions received from certain of our investments.

Income Tax Expense

Current income taxes for the three months ended March 31, 2006 and for the corresponding period in 2005 consisted primarily of the Federal Large Corporations Tax. During the three months ended March 31, 2006, we recorded future income tax expense of $32.2 million, compared to no future income tax expense for the corresponding period in 2005. The future income tax expense in the current period resulted primarily from the utilization of non-capital loss carryforwards, the benefit of which had been recognized at December 31, 2005. The 70.2% effective rate of income tax differs significantly from the statutory rate of 36.1%. This difference arises primarily from an increase in the valuation allowance related to current period losses realized in unprofitable subsidiaries.

Net Income (Loss) and Earnings (Loss) Per Share

We recorded net income of $14.8 million for the three months ended March 31, 2006, or basic earnings per share of $0.05 (diluted - $0.05), compared to a loss of $46.0 million or loss per share of $0.17 (diluted - $0.17) in the corresponding period in 2005.

Rogers Communications Inc.	7	First Quarter 2006

BASIS OF PRO FORMA INFORMATION

Certain financial and operating data information in the MD&A has been prepared on a pro forma basis as if the acquisition of Telecom, as described in our 2005 Annual MD&A, had occurred on January 1, 2004. Such information is based on our historical financial statements, the historical financial statements of Telecom and the accounting for this business combination.

Although we believe this presentation provides certain relevant contextual and comparative information for existing operations, the unaudited pro forma consolidated financial and operating data presented in this document is for illustrative purposes only and does not purport to represent what the results of operations actually would have been if the acquisition of Telecom had occurred on January 1, 2004, nor does it purport to project the results of operations for any future period.

This pro forma information reflects, among other things, adjustments to Telecom’s historically reported financial information to conform to our accounting policies and the impacts of purchase accounting. The pro forma adjustments are based upon certain estimates and assumptions that we believe are reasonable. Accounting policies used in the preparation of these statements are those disclosed in our 2005 Annual Audited Consolidated Financial Statements and Notes thereto.

Certain tables in the “Cable and Telecom” section present selected unaudited pro forma information.

Rogers Communications Inc.	8	First Quarter 2006

OPERATING UNIT REVIEW

WIRELESS

Wireless Financial Results

	Three Months Ended March 31,
(In millions of dollars, except margin)	2006	2005	% Chg
Operating revenue
Postpaid (voice and data)	$906.8	$750.2	20.9
Prepaid	46.6	48.1	(3.1)
One-way messaging	3.4	5.0	(32.0)
Network revenue	956.8	803.3	19.1
Equipment sales	94.4	72.1	30.9
Total operating revenue	1,051.2	875.4	20.1

Operating expenses
Cost of equipment sales	$194.6	$159.6	21.9
Sales and marketing expenses	128.2	124.0	3.4
Operating, general and administrative expenses	320.0	289.5	10.5
Integration expenses (1)	3.3	3.9	(15.4)
Total operating expenses	646.1	577.0	12.0

Operating profit (2)(3)	$405.1	$298.4	35.8

Operating profit margin as % of network revenue (3)	42.3%	37.1%

Additions to property, plant and equipment ("PP&E") (3)	$114.9	$119.2	(3.6)

(1)	Expenses incurred relate to the integration of the operations of Fido Solutions Inc (“Fido”), a wholly owned subsidiary of Rogers Wireless Inc.
(2)
Operating profit includes a loss of $2.6 million related to the Inukshuk wireless broadband initiative for the three months ended March 31, 2006, and $1.5 million for the three months ended March 31, 2005.

(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

Rogers Communications Inc.	9	First Quarter 2006

Wireless Subscribers

	Three Months Ended March 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2006	2005	Chg	% Chg
Postpaid (Voice and Data)
Gross additions	303.6	329.6	(26.0)	(7.9)
Net additions	89.6	89.2	0.4	0.4
Total postpaid retail subscribers	4,907.8	4,273.3	634.5	14.8
Average monthly revenue per user ("ARPU")(1)	$62.20	$59.20	$3.00	5.1
Average monthly usage (minutes)	521	454	67	14.8
Monthly churn	1.47%	1.90%	(0.43%)	(22.6)
Prepaid
Gross additions	126.5	123.3	3.2	2.6
Net losses(2)	(40.9)	(24.2)	(16.7)	69.0
Total prepaid retail subscribers	1,308.9	1,309.9	(1.0)	(0.1)
ARPU(1)	$11.68	$12.09	$(0.41)	(3.4)
Monthly churn(2)	4.18%	3.70%	0.48%	13.0
Wholesale
Total wholesale subscribers	115.4	98.6	16.8	17.0

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section; As calculated in the “Supplementary Information” section.
(2)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 in the three months ended March 31, 2005 and reducing prepaid churn by 0.25% for the three months ended March 31, 2005.

Wireless Network Revenue

Network revenue of $956.8 million accounted for 91.0% of Wireless’ total revenue in the three months ended March 31, 2006 and increased 19.1% from the corresponding period in 2005. This increase was driven by the continued growth of Wireless’ postpaid subscriber base and the increase in postpaid average monthly revenue per user (“ARPU”).

Net additions of postpaid voice and data subscribers were 89,600 for the three months ended March 31, 2006 compared to 89,200 in the corresponding period of 2005. Prepaid subscriber net losses for the three months ended March 31, 2006 were 40,900 compared to 24,200 in the corresponding period of 2005.Wireless ended the quarter with a total of 6,216,700 retail wireless voice and data subscribers.

Postpaid voice and data ARPU was $62.20 for the three months ended March 31, 2006, a 5.1% increase compared to the first three months of 2005. Wireless has continued to benefit from higher data and roaming revenues and an increase in the penetration of optional services. Comparing the three months ended March 31, 2006 to the three months ended March 31, 2005, data revenues increased 72.0% and roaming revenues increased 33.1%. As Canada’s only GSM/GPRS/EDGE provider, Wireless expects to continue to experience increases in outbound roaming revenues from its subscribers travelling outside of Canada as well as strong growth in inbound roaming revenues from travellers to Canada who utilize its network.

Rogers Communications Inc.	10	First Quarter 2006

Data revenue totalled $98.5 million for the three months ended March 31, 2006. Data revenue represented approximately 10.3% of Wireless total network revenue in the first three months of 2006 compared to 7.1% in 2005, reflecting the continued rapid growth of BlackBerry, text and multimedia messaging services, wireless Internet access, downloadable ring tones, music and games, and other wireless data services and applications.

Monthly postpaid voice and data subscriber churn decreased to 1.47% in the three months ended March 31, 2006, from 1.90% in 2005 as a result of our proactive and targeted customer retention activities as well as from the increased network density and coverage quality resulting from the completion of the integration of the Fido GSM network in 2005.

Prepaid ARPU decreased $0.41 to $11.68 for the three months ended March 31, 2006, compared to the first quarter of 2005. In addition, monthly prepaid churn increased to 4.18% in the three months ended March 31, 2006 from 3.70% in 2005. These impacts were due to the competitive prepaid offerings in the market.

Wireless Equipment Sales

Revenue from equipment sales for the three months ended March 31, 2006, including activation fees and net of equipment subsidies, was $94.4 million, up 30.9% from the corresponding period in 2005. The year-over-year increase reflects the increased volume of handset upgrades associated with subscriber retention programs combined with the generally higher prices of handsets and devices as discussed above.

Wireless Operating Expenses

	Three Months Ended March 31,
(In millions of dollars, except per subscriber statistics)	2006	2005	% Chg
Operating expenses
Cost of equipment sales	$194.6	$159.6	21.9
Sales and marketing expenses	128.2	124.0	3.4
Operating, general and administrative expenses	320.0	289.5	10.5
Integration expenses (1)	3.3	3.9	(15.4)
Total operating expenses	$646.1	$577.0	12.0

Average monthly operating expense per subscriber before sales and marketing expenses(2)	$19.62	$19.22	2.1
Sales and marketing costs per gross subscriber addition (2)	$410	$380	7.9

(1)	Expenses incurred related to the integration of the operations of Fido.
(2)	As calculated in the “Supplementary Information” section.

Cost of equipment sales increased by $35.0 million for the three months ended March 31, 2006 compared to the corresponding period in 2005 as a result of the increased volume of handset upgrades.

Rogers Communications Inc.	11	First Quarter 2006

Sales and marketing expenses increased by $4.2 million for the three months ended March 31, 2006 compared to the corresponding period in 2005. Wireless marketing efforts during the first three months of 2006 included targeted programs to acquire high value customers on longer term contracts, resulting in increases in our sales and marketing costs per gross addition.

Operating, general and administrative expenses increased by $30.5 million for the three months ended March 31, 2006 compared to the corresponding period in 2005. This increase was primarily due to increases in retention spending and growth in costs to support data and roaming. These increased costs were partially offset by savings related to operating and scale efficiencies across various functions.

Total retention spending including subsidies on handset upgrades was $78.4 million for the three months ended March 31, 2006 compared to $60.4 million in the corresponding period of 2005. Retention spending, on both an absolute and a per-subscriber basis, is expected to continue to grow as Wireless market penetration in Canada deepens and wireless number portability (“WNP”) becomes available in March 2007.

Wireless incurred $3.3 million of costs during the three months ended March 31, 2006, compared to $3.9 million in the corresponding period of 2005, for integration expenses associated with the Fido acquisition. These integration expenses, which are predominately for severance and consulting, have been recorded within operating expenses.

For the three months ended March 31, 2006, the average monthly operating expense per subscriber, excluding sales and marketing expenses and including integration expenses was $19.62. The $0.40 year-over-year increase primarily reflects Wireless’ increased spending on handset upgrades associated with targeted retention programs.

Wireless Operating Profit

Operating profit grew by $106.7 million, or 35.8%, to $405.1 million in the three months ended March 31, 2006 from $298.4 million in the corresponding period of 2005, due to network revenue growth of 19.1%, partially offset by the growth in operating expenses, as discussed above. Operating profit margin increased to 42.3% during the three months ended March 31, 2006 compared to 37.1% in the first quarter of 2005.

During the three months ended March 31, 2006, the Inukshuk wireless broadband initiative recorded an operating loss of $2.6 million, compared to an operating loss of $1.5 million for the three months ended March 31, 2005. The operating loss for the Inukshuk wireless broadband initiative is included in the Wireless operating profit.

Rogers Communications Inc.	12	First Quarter 2006

Wireless Additions to Property, Plant and Equipment (“PP&E”)

Wireless additions to PP&E are classified into the following categories:

	Three Months Ended March 31,
(In millions of dollars)	2006	2005	% Chg
Additions to PP&E
Network - capacity	$37.8	$75.3	(49.8)
Network - other	6.8	27.0	(74.8)
Information technology and other	16.6	12.9	28.7
Integration of Fido	-	4.0	-
HSDPA	16.5	-	-
Inukshuk	37.2	-	-
Total additions to PP&E	$114.9	$119.2	(3.6)

The $114.9 million of additions to PP&E for the three months ended March 31, 2006 reflect spending on network capacity and technology enhancements. Additions to PP&E in the three months ended March 31, 2006 includes $37.2 million of expenditures related to Inukshuk.

Network-related additions to PP&E in the three months ended March 31, 2006 primarily reflect capacity expansion of the GSM/GPRS network. The remaining network-related additions to PP&E relate mainly to technical upgrade projects, consisting primarily of new cell site build and operational support systems. Other additions to PP&E reflect information technology initiatives such as office system upgrades and other facilities and equipment.

On February 9, 2006, we announced our intention to begin deploying a 3G network based upon the UMTS/HSDPA (Universal Mobile Telecommunications System/High-Speed Downlink Packet Access) standard which we expect will provide us with data speeds that are superior to those offered by other 3G wireless technologies and enable us to add incremental voice and data capacity at significantly lower costs. UMTS/HSDPA is the next-generation technology evolution for the global standard GSM platform which provides broadband wireless data speeds that will enable new and faster data products such as video conferencing and mobile television as well as simultaneous voice and data usage. We estimate that the deployment of this network across most of the major Canadian cities will require a total spending of approximately $390 million over the course of 2006 and 2007, including approximately $70 million of capacity spending that would have otherwise been invested in GSM. To date, $16.5 million has been incurred on the deployment of HSDPA.

Rogers Communications Inc.	13	First Quarter 2006

CABLE AND TELECOM

Reorganization of Cable and Telecom Group

On January 9, 2006, we completed an internal reorganization whereby the ownership interest in Telecom was transferred from RTHI to our subsidiary Rogers Cable Inc. on a tax-deferred basis. As a result of this transaction, beginning with the results for the three months ended March 31, 2006, we will report on the “Cable and Telecom” operating unit which is composed of the following segments: Cable and Internet, Rogers Home Phone, Rogers Business Solutions and Video Stores. Comparative figures have been reclassified to reflect this new reporting.

Update on Integration of Telecom

A plan has been developed to integrate the operations of Telecom. Management is currently finalizing certain matters while initial stages of the integration are progressing as planned. Matters still to be finalized include the integration of various networks, customer billing and administrative functions. Integration is expected to continue through 2006. During the three months ended March 31, 2006, Cable and Telecom incurred integration expenses of $2.9 million. These integration expenses consisted primarily of costs associated with integration consulting, customer communications, rebranding and systems integrations.

Rogers Communications Inc.	14	First Quarter 2006

Cable and Telecom Financial Results

	Three Months Ended March 31,
	2006	2005	2005	% Chg
(In millions of dollars, except margin)	Actual	Actual Reclassified (4)	Pro Forma (5)	Pro Forma (5)
Operating revenue
Cable	$342.5	$318.2	$318.0	7.7
Internet	122.2	103.3	105.9	15.4
Rogers Home Phone	80.4	-	73.5	9.4
Rogers Business Solutions	148.9	1.1	141.0	5.6
Video Stores	81.0	83.6	83.6	(3.1)
Intercompany eliminations	(1.0)	(0.9)	(0.9)	11.1
Total operating revenue	774.0	505.3	721.1	7.3

Operating expenses
Cable and Internet	269.1	245.1	246.4	9.2
Rogers Home Phone	75.7	-	59.5	27.2
Rogers Business Solutions	136.1	4.0	123.9	9.8
Video Stores (1)	79.5	76.4	76.4	4.1
Integration costs (2)	2.9	-	-	n/a
Intercompany eliminations	(1.0)	(0.9)	(0.9)	11.1
Total operating expense	562.3	324.6	505.3	11.3

Operating profit (loss) (2)
Cable and Internet	195.6	176.4	177.5	10.2
Rogers Home Phone	4.7	-	14.0	(66.4)
Rogers Business Solutions	12.8	(2.9)	17.1	(25.1)
Video Stores (1)	1.5	7.2	7.2	(79.2)
Integration costs (2)	(2.9)	-	-	n/a
Total operating profit	211.7	180.7	215.8	(1.9)

Operating profit margin: (3)
Cable and Internet	42.1%	41.9%	41.9%
Rogers Home Phone	5.8%	n/a	19.0%
Rogers Business Solutions	8.6%	n/a	12.1%
Video stores	1.9%	8.6%	8.6%

Additions to property, plant and equipment ("PP&E") (3)
Cable and Internet	$81.9	$86.8	$86.8	(5.6)
Rogers Home Phone	21.6	23.9	25.5	(15.3)
Rogers Business Solutions	7.5	1.6	8.1	(7.4)
Video Stores	1.1	3.6	3.6	(69.4)
Total Additions to PP&E	$112.1	$115.9	$124.0	(9.6)

(1)    Video store operating expenses for 2006 include a charge of $4.8 million related to the closure of 21 Video stores.
(2)    Integration costs incurred relate to the integration of the operations of Telecom.
(3)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(4)    Certain prior year numbers have been reclassified to conform with the current year presentation.
(5)    See the “Basis of Pro Forma Information” section for a discussion of considerations in the preparation of this pro forma information.

Rogers Communications Inc.	15	First Quarter 2006

Total Cable and Telecom operating revenue for the three months ended March 31, 2006 increased $268.7 million or 53.2% from the corresponding period in 2005 due to the following factors: the acquisition of Telecom operations on July 1, 2005 which contributed $218.3 million; the organic growth of Cable and Internet revenues of $43.2 million; incremental revenues related to the launch of Rogers Home Phone voice-over-cable in July 2005 of $7.7 million; and growth in Enterprise business revenues of $2.2 million. These increases in revenue were offset by a decline in video stores revenues of $2.6 million.

Total Cable and Telecom operating profit for the three months ended March 31, 2006 increased $31.0 million, or 17.2%, to $211.7 million from the corresponding period last year. The increase was driven by a $19.2 million increase in the Cable and Internet segment and a $15.7 million increase in the Rogers Business Solutions segment, partially offset by increased expenses of $2.9 million incurred for integration-related activities. See the following segment discussions for a detailed discussion of the operating results.

CABLE AND INTERNET

Cable and Internet Financial and Operating Results

	Three Months Ended March 31,
	2006	2005	% Chg
(In millions of dollars, except margin)	Actual	Actual Reclassified (2)	Actual Reclassified (2)
Cable operating revenue	$342.5	$318.2	7.6
Internet operating revenue	122.2	103.3	18.3
Total Cable and Internet operating revenue	464.7	421.5	10.2

Cable and Internet operating expenses
Sales and marketing expenses	$30.5	$30.2	1.0
Operating, general and administrative expenses	238.6	214.9	11.0
Total Cable and Internet operating expenses	269.1	245.1	9.8

Cable and Internet operating profit (1)	$195.6	$176.4	10.9
Cable and Internet operating profit margin (1)	42.1%	41.9%

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)    Certain prior year numbers have been reclassified to conform with the current year presentation.

Rogers Communications Inc.	16	First Quarter 2006

	Three Months Ended March 31,
	2006	2005
(Subscriber statistics in thousands, except ARPU)	Actual	Actual	Change
Cable homes passed	3,403.8	3,315.0	88.8

Basic cable subscribers	2,260.2	2,249.4	10.8
Basic cable, net loss	(3.6)	(5.2)	1.6
Core cable ARPU (1)	$50.47	$47.06	$3.41

Internet subscribers (residential) (2)	1,176.5	982.3	194.2
Internet, net additions	40.3	51.1	(10.8)
Internet ARPU (1) (2)	$34.77	$35.92	$(1.15)

Digital terminals in service	1,222.7	848.6	374.1
Digital terminals, net additions	83.1	53.0	30.1
Digital households	963.3	712.2	251.1
Digital households, net additions	50.0	36.8	13.2

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)    Prior year internet subscribers and ARPU have been reclassified to include only residential subscribers.

Core Cable Revenue

The increase in core cable revenue for the three months ended March 31, 2006 of 7.6% and the increase in average monthly revenue per subscriber ("ARPU") for the three months ended March 31, 2006 to $50.47 from $47.06 in the corresponding period in 2005 reflect the growing penetration of the digital products and the continued up-selling of customers into enhanced digital programming packages. The increases in revenues were partially offset by a decline in equipment revenues resulting primarily from our reduction of equipment rental prices and discounts associated with increasing adoption of bundled packages. The total net impact of the growth in digital penetration, the equipment revenue decline and discounts was $10.3 million. The price increases on digital offerings effective July 2005 and March 2005 also contributed to the growth in core cable revenues of $14.0 million.

As at March 31, 2006, the digital subscriber base has grown by 35.3% from the corresponding period in 2005. A strong demand for high-definition and personal video recorder digital equipment combined with Personal TV marketing campaign were the contributors to the growth in the digital subscriber base of 50,000 households in the three months ended March 31, 2006.

Internet (Residential) Revenue

Internet revenues for the three months ended March 31, 2006, increased $18.9 million or 18.3% from the corresponding period in 2005 primarily due to the 19.8% increase in the number of Internet subscribers from March 31, 2005 and price increases for our Internet offerings. The growth in Internet revenues was partially offset by increased numbers of subscribers signing up for discounted bundle packages. The marketing efforts continue to attract customers with varying needs, which has resulted in higher penetration of our Internet subscribers taking the lower-priced Internet offerings. As a result, average monthly revenue per Internet subscriber for the three months ended March 31, 2006, decreased to $34.77 from $35.92 in the corresponding period of 2005.

Rogers Communications Inc.	17	First Quarter 2006

During the three months ended March 31, 2006, net residential Internet additions of 40,300 represented a decrease of 10,800 net additions compared to the corresponding period in 2005. With the Internet subscriber base now at approximately 1.2 million, Cable and Internet now has 52.1% Internet penetration of basic cable households, and 34.6% Internet penetration as a percentage of all homes passed by our cable networks.

Cable and Internet Operating Profit

Our Cable and Internet operating profit during the three months ended March 31, 2006 increased 10.9% from the corresponding period in 2005. Cable and Internet sales and marketing expenses were essentially flat comparing the three months ended March 31, 2006 to the corresponding period in 2005, resulting in an operating profit growth rate in excess of revenue growth.

The year-over-year increase in operating, general and administrative costs of $23.7 million was driven by the substantial increase in our digital and Internet penetration resulting in higher programming and content costs of $13.9 million and also higher activity and support costs of $8.5 million from the growing subscriber bases.

As a result, the Cable and Internet margin increased to 42.1% during the three months ended March 31, 2006, compared to 41.9% in the corresponding period of 2005.

ROGERS HOME PHONE

Rogers Home Phone Financial and Operating Results

	Three Months Ended March 31,
	2006	2005	% Chg
(In millions of dollars, except margin)	Actual	Pro Forma (2)	Pro Forma (2)
Rogers Home Phone operating revenue	$80.4	$73.5	9.4

Rogers Home Phone operating expenses
Sales and marketing expenses	17.2	8.4	104.9
Operating, general and administrative expenses	58.5	51.1	14.5
Rogers Home Phone operating expenses	75.7	59.5	27.2

Rogers Home Phone operating profit (1)	$4.7	$14.0	(66.4)
Rogers Home Phone operating profit margin (1)	5.8%	19.0%

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)    See the “Basis of Pro Forma Information” section for a discussion of considerations in the preparation of this pro forma information.

Rogers Communications Inc.	18	First Quarter 2006

	Three Months Ended March 31,
	2006	2005	Change
(Subscriber statistics in thousands)	Actual	Pro Forma (1)	Pro Forma (1)
Cable telephony subscriber lines
Net additions	48.7	-	n/a
Total cable telephony subscriber lines	96.7	-	96.7

Circuit-switched subscriber lines
Net additions	11.4	25.4	(14.0)
Total circuit-switched subscriber lines	402.0	330.2	71.8

Total Rogers Home Phone subscriber lines
Net additions	60.1	25.4	34.7
Total Rogers Home Phone subscriber lines	498.7	330.2	168.5

(1)    See the “Basis of Pro Forma Information” section for a discussion of considerations in the preparation of this pro forma information.

Rogers Home Phone Revenue

We believe that the pro forma information presented in this section presents a meaningful comparative analysis since the 2005 actual comparative figures for the Rogers Home Phone segment are nil given that Telecom’s results are consolidated effective as of the July 1, 2005 acquisition date.

On a pro forma basis, Rogers Home Phone revenues increased $6.9 million for the three months ended March 31, 2006 compared to the corresponding period in 2005 as a result of incremental revenues from Rogers Home Phone voice-over-cable, launched in July 2005 of $7.7 million, combined with growth in circuit-switch local subscribers which contributed incremental local service revenues of approximately $6.7 million which was partially offset by decline of approximately $4.5 million in circuit switched residential long distance revenues. The pro forma Rogers Home Phone revenues in 2005 also included $2.9 million associated with the resale of Wireless products and services. These subscribers and related revenues were transferred to Wireless in September 2005. Rogers Home Phone ended the quarter with 498,700 Rogers Home Phone subscribers, a pro forma increase of 51.0% over the corresponding period of 2005.

Rogers Home Phone Operating Profit

Rogers Home Phone operating profit decreased $9.3 million on a pro forma basis to $4.7 million for the three months ended March 31, 2006 compared to the corresponding period in 2005 and primarily reflects the costs associated with the scaling and rapid growth associated with cable telephony services. While pro forma revenues increased to $80.4 million in the three months ended March 31, 2006 compared to the corresponding period in 2005 due to the launch of the cable telephony service and the growth of circuit-switched subscribers, operating expenses from telephony totalled $75.7 million in the three months ended March 31, 2006. Sales and marketing expenses have increased during the three months ended March 31, 2006 compared to the corresponding period in 2005 due to the launch of the cable telephony service in the second half of 2005. Similarly, operating, general and administrative expenses have increased from the same period in 2005 due to the incremental service and support costs. As a result, Rogers Home Phone operating profit margins decreased to 5.8% in the first quarter of 2006 compared to 19.0% on a pro forma basis in the corresponding period last year.

Rogers Communications Inc.	19	First Quarter 2006

ROGERS BUSINESS SOLUTIONS

Rogers Business Solutions Financial Results

	Three Months Ended March 31,
	2006	2005	2005	% Chg
(In millions of dollars, except margin)	Actual	Actual Reclassified (3)	Pro Forma (2)	Pro Forma (2)
Rogers Business Solutions operating revenue	$148.9	$1.1	$141.0	5.6

Rogers Business Solutions operating expenses
Sales and marketing expenses	16.5	0.9	17.6	(6.3)
Operating, general and administrative expenses	119.6	3.1	106.3	12.5
Total Rogers Business Solutions operating expenses	136.1	4.0	123.9	9.8

Rogers Business Solutions operating profit (1)	$12.8	$(2.9)	$17.1	(25.1)
Rogers Business Solutions operating profit margin (1)	8.6%	n/a	12.1%

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)    See “Basis of Pro Forma Information” section for discussion of considerations in the preparation of this pro forma information.
(3)    Certain prior year numbers have been reclassified to conform with the current year presentation.

Rogers Business Solutions Revenue

We believe that the pro forma information presented in this section presents a meaningful comparative analysis because the 2005 actual comparative figures for the Rogers Business Solutions segment are minimal given that Telecom’s results are consolidated effective as of the July 1, 2005 acquisition date.

For the three months ended March 31, 2006, Rogers Business Solutions revenue grew to $148.9 million, increasing by $7.9 million on a pro forma basis, or 5.6% compared to the corresponding period in 2005. This pro forma increase in revenues during the three months ended March 31, 2006 was due to a $4.5 million increase in data revenues, a $2.2 million increase from local services and a $1.2 million increase in long distance revenues.

The $4.5 million pro forma increase in data revenue resulted from a non-recurring hardware sale of $5.6 million offset by decline in installation revenues and market pressures in the wholesale business resulting in price declines and churn. The $2.2 million pro forma increase in local services revenue during the three months ended March 31, 2006 was driven by the increase in local line equivalents to 179,500 lines from 159,000 in the same period in 2005, a net pro forma increase of 20,500 lines. The $1.2 million pro forma increase in long distance revenue resulted from the increase in minutes of 8.5% offset somewhat by the decline in average revenue per minute of 6.0% from the corresponding period in 2005. A portion of the volume increase was related to the intercompany sale of long distance to Wireless which generated $5.5 million of revenue for the three months ended March 31, 2006 compared to the corresponding period in 2005.

Rogers Communications Inc.	20	First Quarter 2006

Rogers Business Solutions continues to focus on selling local and data products, especially IP-enabled solutions, thereby decreasing its reliance on long distance. Local and data revenue represented 57% of the total revenue for the three months ended March 31, 2006.

Rogers Business Solutions Operating Profit

Total operating expenses for the three months ended March 31, 2006 have increased $12.2 million or 9.8% to $136.1 million compared to $123.9 million in the corresponding period in 2005 on a pro forma basis. Sales and marketing expenses of $16.5 million in the three months ended March 31, 2006 have decreased by $1.1 million from the corresponding period in 2005 on a pro forma basis due to cost efficiencies integrating the functions of Cable and Telecom. In addition, operating, general and administrative expenses were $119.6 million in the three months ended March 31, 2006 compared to $106.3 million in the corresponding period of 2005 on a pro forma basis. The increase in operating, general and administrative expenses is primarily due to the increase in carrier charges associated with the revenue growth discussed above. Carrier charges represented approximately 56.5% of revenue in the three months ended March 31, 2006 compared to 50.2% of revenue in the corresponding period of 2005. In addition, operating, general and administrative expenses during the three months ended March 31, 2005 were offset by $3.4 million of credits related to the Canadian Radio-television and Telecommunications Commission’s (“CRTC”) Competitive Digital Network Services pricing decision in February 2005.

As a result, Rogers Business Solutions operating profit declined 25.1% on a pro forma basis, and its operating profit margin decreased to 8.6% in the three months ended March 31, 2006 compared to 12.1% in the corresponding period in 2005 mainly due to the higher operating expenses discussed above.

Rogers Communications Inc.	21	First Quarter 2006

VIDEO STORES

Video Stores Financial Results

	Three Months Ended March 31,
	2006	2005	% Chg
(In millions of dollars, except margin)	Actual	Actual
Video operating revenue	$81.0	$83.6	(3.1)

Video operating expenses
Costs of Sales	$38.2	$38.4	(0.5)
Sales and marketing expenses	31.1	32.8	(5.2)
Operating, general and administrative expenses(1)	10.2	5.2	96.2
Total Video operating expenses	79.5	76.4	4.1

Video operating profit (2)	$1.5	$7.2	(79.2)
Video operating profit margin (2)	1.9%	8.6%

(1)    Operating, general and administrative expenses include $4.8 million of video store closure costs.
(2)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Video Stores Revenue

During the three months ended March 31, 2006, revenues at our Rogers Video ("Video") stores showed a modest decline of 3.1% compared to the corresponding period in 2005 due to lower rental and sales revenues, partially offset by higher revenues from the sale of Wireless products. Initiatives were introduced to increase customers’ spending, which resulted in dollars per transaction increasing 12.9%. However, same-store revenues decreased 6.5% during the three months ended March 31, 2006 compared to the corresponding period in 2005 due to a decrease in total store visits.

Video Stores Operating Profit

During the three months ended March 31, 2006, costs of sales as a percentage of revenues increased to 47.2% from 46.0% for the corresponding period in 2005 as a result of the change in the mix of products sold. Sales, marketing and store operating expenses declined to 38.4% of revenues in the three months ended March 31, 2006 from 39.2% for the corresponding period in 2005 with Video’s continued focus on reducing costs and driving productivity gains. Video recorded a charge of $4.8 million during the quarter related to the closure of 14 Video stores in the province of Quebec and an additional seven non-performing stores in Ontario.

Operating profit from Video stores of $1.5 million for the three months ended March 31, 2006 decreased by $5.7 million from the corresponding period in 2005. The year-over-year decline in Video store operating profit relates primarily to the decline in revenues and the charge associated with the closing of 21 Video stores.

Rogers Communications Inc.	22	First Quarter 2006

Cable and Telecom Additions to Property, Plant and Equipment (“PP&E”)

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system are highly capital-intensive. Cable and Telecom categorizes its additions to property, plant and equipment according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, our Cable and Internet additions to PP&E are classified into the following five categories:

•	Customer premises equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet and cable telephony modems and the associated installation costs;
•	Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of our cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrade and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

	Three Months Ended March 31,
	2006	2005	2005	% Chg
(In millions of dollars)	Actual	Actual Reclassified (1)	Pro Forma (2)	Pro Forma (2)
Cable and Internet PP&E Additions
Customer premise equipment	$42.4	$43.6	$43.6	(2.8)
Scaleable infrastructure	11.9	19.7	19.7	(39.6)
Line extensions	14.8	14.7	14.7	0.7
Upgrade and rebuild	0.4	-	-	n/a
Support capital	12.4	8.8	8.8	40.9
	81.9	86.8	86.8	(5.6)
Rogers Home Phone PP&E Additions	21.6	23.9	25.5	(15.3)
Rogers Business Solutions PP&E Additions	7.5	1.6	8.1	(7.4)
Video Stores PP&E Additions	1.1	3.6	3.6	(69.4)
	$112.1	$115.9	$124.0	(9.6)

(1)    Certain prior year numbers have been reclassified to conform with the current year presentation.
(2)    See “Basis of Pro Forma Information” section for a discussion of considerations in the preparation of this pro forma information.

The decline in Cable and Internet PP&E additions of $4.9 million or 5.6% during the three months ended March 31, 2006 compared to the corresponding period in 2005 is attributable to lower spending on Cable and Telecom’s scaleable infrastructure related to head-end and video-on-demand capacity as well as timing of investments in the IP network. This decrease was partially offset by increases in support capital primarily related to spending on the information technology infrastructure.

Rogers Communications Inc.	23	First Quarter 2006

During the three months ended March 31, 2006, additions to Rogers Home Phone PP&E have declined on a pro forma basis by $3.9 million or 15.3% compared to the corresponding period in 2005. This decline is comprised of a $12.0 million decrease in scaleable infrastructure, partially offset by an increase in variable growth related to subscriber capital.

Additions to Rogers Business Solutions PP&E of $7.5 million in the three months ended March 31, 2006 were 7.4% lower on a pro forma basis compared to the corresponding period in 2005. During the three months ended March 31, 2006, capital expenditures were made to enhance the local and data networks to accommodate growth.

MEDIA

Media Operating and Financial Results

	Three Months Ended March 31,
(In millions of dollars)	2006	2005	% Chg
Operating revenue	$240.1	$219.3	9.5

Operating expenses	227.0	208.0	9.1

Operating profit (1)	$13.1	$11.3	15.9

Operating profit margin (1)	5.5%	5.2%

Additions to property, plant and equipment (1)	9.2	13.5	(31.9)

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

Media Revenue

Revenue for the three months ended March 31, 2006 was $240.1 million, an increase of $20.8 million, or 9.5% over the corresponding period in 2005. Approximately $11.8 million of the increase was due to Sportsnet revenue which increased significantly over the prior year due to the return of NHL hockey. In addition, revenue from Radio and The Shopping Channel increased over the prior year by 7.9% and 10.8% respectively. However, this was partially offset by softer advertising sales in Consumer Publishing relative to a strong quarter in the prior year.

Media Operating Expenses

Operating expenses for the three months ended March 31, 2006 increased by 9.1% to $227.0 million compared to $208.0 million in the corresponding period in 2005. Programming costs at Sportsnet increased $14.0 million, mainly due to the costs associated with the return of NHL hockey. The launch of OMNI BC and OMNI Manitoba as well as three new FM radio stations in the Maritimes resulted in higher programming costs associated with these stations that did not exist in the corresponding period of the prior year. In addition, higher sales volume at The Shopping Channel resulted in increased cost of goods sold. These cost increases were partially offset by lower general and administrative costs across all divisions.

Rogers Communications Inc.	24	First Quarter 2006

Media Operating Profit

Media operating profit increased 15.9% from $11.3 million in the first quarter of 2005 to $13.1 million in the corresponding period of 2006. Despite the impact of NHL rights fees and the costs associated with the launch of new stations, operating profit and margin increased due to strong performance across all divisions.

Media Additions to Property, Plant and Equipment

Media had additions to PP&E of $9.2 million during the three months ended March 31, 2006 compared to $13.5 million in the corresponding period of 2005. The majority of the additions in the period reflect additional renovations and enhancements to the Rogers Centre.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Operations

For the three months ended March 31, 2006, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $460.1 million from $320.4 million in the corresponding period of 2005. The $139.7 million increase is primarily the result of the increase in operating profit of $121.1 million.

Taking into account the changes in non-cash working capital items for the three months ended March 31, 2006, cash generated from operations was $538.8 million, compared to $173.1 million in the corresponding period of 2005.

The cash flow generated from operations of $538.8 million, together with the following items, resulted in total net funds of approximately $582.5 million raised in the three months ended March 31, 2006:

•	Aggregate net drawdowns of $30.0 million under our bank credit facilities; and

•	Receipt of $13.7 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options.

Net funds used during the three months ended March 31, 2006 totalled approximately $521.0 million, the details of which include:

•
Additions to PP&E of $389.3 million, including RCI’s purchase of real estate in Brampton for a total purchase price of $99.8 million including acquisition costs, and the $49.2 million of related changes in non-cash working capital;

•	Funding the repayment at maturity of our $75.0 million 10.50% Senior Notes due 2006;

Rogers Communications Inc.	25	First Quarter 2006

•	Payment of dividends of $23.5 million on our Class B Non-Voting shares and Class A Voting shares;

•	Funding the redemption of the US$22.0 million remaining outstanding amount of RTHI’s 10.625% Senior Secured Notes due 2008 for $25.8 million;

•	Funding other net investments of $6.1 million; and

•	Funding $1.3 million aggregate net repayment of mortgages and capital leases.

Taking into account the cash deficiency of $103.9 million at the beginning of the quarter and the fund uses described above, the cash deficiency at March 31, 2006 was $42.4 million.

Financing

Our long-term debt instruments are described in Note 11 to the 2005 Annual Audited Consolidated Financial Statements.

As mentioned above, during the three months ended March 31, 2006, the Company redeemed the remaining US$22.0 million outstanding of RTHI’s 10.625% Senior Secured Notes due 2008. The total redemption was US$23.2 million including a redemption premium of US$1.2 million. In addition, the Company repaid at maturity its $75.0 million 10.50% Senior Notes due 2006. With this repayment there is essentially no remaining debt at the holding company.

As described above, cash generated from operations, together with cash-on-hand and drawdowns under our bank credit facilities funded the debt repayments as well as our additions to PP&E and other expenditures described above.

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk-management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes as a hedge.

There was no change in our cross-currency interest rate exchange agreements during the three months ended March 31, 2006, however, the consolidated aggregate amount of our US dollar-denominated debt decreased by US$22.0 million during this three month period due to the redemption of RTHI’s US$22.0 million remaining outstanding amount of 10.625% Senior Secured Notes due 2008 on January 3, 2006.

Rogers Communications Inc.	26	First Quarter 2006

As a result of this event, the amount of our U.S. dollar-denominated debt hedged on an economic basis increased from 97.7% to 98.1% and on an accounting basis increased from 85.2% to 85.6%, as outlined below.

(In millions of dollars, except percentages)		March 31, 2006			December 31, 2005
U.S. dollar-denominated long-term debt	US	$4,894.9		US	$4,916.9

Hedged with cross-currency interest rate exchange agreements	US	$4,801.8		US	$4,801.8

Hedged Exchange Rate		1.3148			1.3148

Percent Hedged		98.1	%(1)		97.7%

Effect of cross-currency interest rate exchange agreements:

Converted US $ principal of	US	$550.0		US	$550.0
at US $ floating rate of LIBOR plus		3.13%			3.13%
for all-in rate of		8.04%			7.62%
to Cdn $ floating at bankers acceptance plus		3.42%			3.42%
for all-in rate of		7.34%			6.90%
on Cdn $ principal of	Cdn	$652.7		Cdn	$652.7

Converted US $ principal of	US	$4,200.0		US	$4,200.0
at US $ fixed rate of		7.34%			7.34%
to Cdn $ fixed rate of		8.07%			8.07%
on Cdn $ principal of	Cdn	$5,593.4		Cdn	$5,593.4

Converted US $ principal of	US	$51.8		US	$51.8
at US $ fixed rate of		9.38%			9.38%
to Cdn $ floating at bankers acceptance plus		2.67%			2.67%
for all-in rate of		6.59%			6.07%
on Cdn $ principal of	Cdn	$67.4		Cdn	$67.4

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$8,337.0		Cdn	$8,409.6
Total long-term debt at fixed rates	Cdn	$6,974.9		Cdn	$7,076.5
Percent of long-term debt fixed		83.7%			84.1%

Weighted average interest rate on long-term debt		7.77%			7.76%

(1)
Pursuant to the requirements for hedge accounting under AcG-13, on March 31, 2006, we accounted for 87.3% of our cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 85.6% of consolidated U.S. dollar-denominated debt is hedged for accounting purposes versus 98.1% on an economic basis.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Rogers Communications Inc.	27	First Quarter 2006

Outstanding Share Data

Set out below is our outstanding share data as at March 31, 2006. For additional information, refer to Note 13 to our 2005 Annual Audited Consolidated Financial Statements and Note 5 to the Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2006.

Common Shares
Class A Voting	56,233,894
Class B Non-Voting	258,503,499

Options to Purchase Class B Non-Voting Shares
Outstanding Options	13,429,576
Outstanding Options Exercisable	8,928,819

Dividends and Other Payments on Equity Securities

In December 2005, our Board of Directors (the “Board”) declared a 50% increase to the dividend paid for each of our outstanding Class B Non-Voting shares and Class A Voting shares. Accordingly, the annual dividend per share increased from $0.10 per share to $0.15 per share, and is paid twice yearly in the amount of $0.075 per share to holders of record of such shares on the record date established by the Board for each dividend at the time such dividend is declared. These dividends are scheduled to be made on or about the first trading day following January 1 and July 1 each year. A semi-annual dividend payment of $23.5 million was paid on January 6, 2006 to shareholders of record on December 28, 2005.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2005 Annual MD&A, and are further discussed in Note 11 and Note 20 of the 2005 Annual Audited Consolidated Financial Statements. There have been no significant changes to our material contractual obligations since December 31, 2005.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2005 Annual MD&A. The only significant changes to those regulations since December 31, 2005, are as follows:

Telecommunications Policy Report

On March 22, 2006, the report of the Telecommunications Policy Review Panel was released. The Panel was asked by the previous Liberal government to study Canadian telecommunications policy to make recommendations to improve the regulatory environment, expand broadband services to remote locations and further the deployment of information and communications technology in Canada. The report generally recommended greater reliance on market forces and a reduction in government regulation. The report recommends continued regulation of the incumbent wireline telephone companies in circumstances where they possess significant market power. We believe that such continued regulation is important to protect new entrants such as Cable and Telecom from anticompetitive conduct by incumbent providers until such time as competition is established. The report also recommends limiting the incumbent phone companies’ unbundled wholesale facilities that would be available to competitive providers on a wholesale basis. The report recommends that “essential” facilities should continue to be made available and that non-essential facilities should be available for a transition period of three to five years. The report also recommends transitioning radio spectrum regulation from Industry Canada to the CRTC, after Industry Canada completes a spectrum policy review that will consider various issues such as spectrum licence fees and streamlining the spectrum licensing process. Upon receiving the panel’s report, the Minister of Industry stated that he will review the report in the coming weeks and months and that any steps towards implementation of the report’s recommendations would follow such review.

Rogers Communications Inc.	28	First Quarter 2006

Inukshuk

On March 31, 2006, Industry Canada transferred our Inukshuk license to Inukshuk Wireless Partnership, a Rogers-Bell joint venture. New licence terms were also issued. These licence terms require Inukshuk to return spectrum that it is not using as of December 31, 2009. At the same time as the licence was issued, Industry Canada issued their new policy on the 2.5 GHz spectrum used by Inukshuk. The policy confirms that the spectrum is currently only to be used for fixed services (which in Canada includes portable services). Companies that wish to have a mobile licence for this spectrum will be required to apply for a mobile licence and will be required to return one-third of the spectrum to the government. The returned spectrum will be auctioned. There is no assurance that Rogers or any other incumbent licensee would be allowed to purchase the spectrum at an auction.

Wireless Video Services

In a decision issued on April 12, 2006, the CRTC determined that the mobile TV services provided by Wireless are exempt from regulation because they are delivered over the Internet. Furthermore, the CRTC has proposed a new order that will exempt all mobile TV services from regulation, whether they are delivered over the Internet, or not. We believe that this decision is very positive because it allows us to offer innovative new services without regulatory impediments.

CRTC Local Forbearance Decision

The CRTC released its Local Forbearance Decision on April 6, 2006. The incumbent phone companies will continue to be regulated until they lose 25% market share. The winback rules, which were reduced from 12 to 3 months, will be lifted when the phone companies lose 20% market share. The calculation of share loss is made separately for the residential and business segments, and also excludes market share lost to wireless. The market share in urban areas is measured over a census metropolitan area. In addition to the market share criteria, the phone companies have to comply with all the Quality of Service ("QoS") indicators, which govern the facilities provided to competitors, for six months. These QoS indicators are very important to unbundled loop resellers such as Rogers Business Solutions. In addition, the incumbent local exchange providers must provide Ethernet access and transport service to competitors and must interconnect their Operations Support Systems ("OSS") with those of competitors. We believe that this decision is consistent with the assumptions made in the business planning for our local telephone service.

Rogers Communications Inc.	29	First Quarter 2006

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are summarized in our 2005 Annual MD&A. There were no significant changes to those risks and uncertainties since December 31, 2005, except as follows:

A Tax Reassessment Regarding Termination Fees Received May Result in Additional Taxes and Interest

In 2000, we received a $241.0 million payment (the “Termination Payment”) from Le Groupe Videotron Ltee (“Videotron”) in respect of the termination of a merger agreement between Rogers Communications Inc. and Videotron. In April 2006, the Canada Revenue Agency issued a letter advising that they disagree with our tax filing position in respect of the Termination Payment and that they intend to reassess us, which would result in additional tax and related interest of approximately $61.0 million. We have the view that we should ultimately prevail; accordingly, we have not recorded a liability for this contingency and intend to vigorously contest any such assessment.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2005 Annual MD&A. These key performance indicators are not measurements under Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue
•	Revenue and average monthly revenue per subscriber (“ARPU”)
•	Subscriber counts and subscriber churn
•	Operating expenses and average monthly operating expense per wireless subscriber
•	Sales and marketing costs (or cost of acquisition) per subscriber
•	Operating profit
•	Operating profit margin
•	Additions to PP&E

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions in the normal course of business with certain broadcasters in which we have an equity interest as detailed below:

	Three Months Ended March 31,
(In millions of dollars)	2006	2005
Access fees paid to broadcasters accounted for by the equity method (1)	$4.8	$4.5

(1)	Fees paid to a number of Canadian pay, specialty and digital specialty channels including Viewer's Choice Canada, Prime, Outdoor Life Network, G4 Tech, Biography channel, and MSNBC Canada.

We have entered into certain transactions with companies, the partners or senior officers of which are directors of our company and/or our subsidiary companies. During the three months ended March 31, 2006 and 2005, total amounts paid by us to these related parties are as follows:

Rogers Communications Inc.	30	First Quarter 2006

	Three Months Ended March 31,
(In millions of dollars)	2006	2005
Legal services and commissions paid on premiums for insurance coverage	$0.5	$1.7
Telecommunications and programming services	-	1.5
Interest charges and other financing fees	-	11.6
	$0.5	$14.8

During the three month periods ended March 31, 2006 and 2005, we made payments to companies controlled by our controlling shareholder as follows:

	Three Months Ended March 31,
(In millions of dollars)	2006	2005
Charges to Rogers for business use of aircraft, net of other administrative services	$0.3	$0.2

With the approval of a special committee of the Board of Directors, we entered into an arrangement to sell to our controlling shareholder, for $13 million in cash, the shares in two of our wholly owned subsidiaries whose only assets consist of tax losses aggregating approximately $100 million. The first transfer occurred on April 7, 2006 when a company controlled by the controlling shareholder of the Company purchased the shares in one of these wholly-owned subsidiaries for cash of $6.8 million. The transfer is expected to be completed by the third quarter of 2006.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2005 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2005 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three months ended March 31, 2006, there are no changes to the critical accounting policies and estimates of Wireless, Cable and Telecom and Media from those found in our 2005 Annual MD&A.

NEW ACCOUNTING STANDARDS

In our 2005 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2005 Annual MD&A, we disclosed recent Canadian accounting pronouncements, namely CICA Handbook Section 3831 “Non-monetary transactions”, CICA Handbook Section 3855 “Financial Instruments - Recognition and Measurement”, CICA Handbook Section 1530 “Comprehensive Income” and CICA Handbook Section 3865 “Hedges”.

CICA Handbook section 3831 did not have a material impact on our consolidated financial statements for the three months ended March 31, 2006. CICA Handbook Sections 3855, 1530 and 3865 are effective for interim and annual financial statements commencing in 2007. We are continuing to assess the impact of these new standards.

Rogers Communications Inc.	31	First Quarter 2006

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Each of Wireless, Cable and Telecom, and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable and Telecom, and Media operating units, please refer to our 2005 Annual MD&A. Home Phone Service and Rogers Business Solutions do not have any unique seasonal aspects to their businesses.

2006 GUIDANCE

There are no revisions to the 2006 annual financial and operating guidance which we provided with our fourth quarter 2005 results on February 9, 2006.

Rogers Communications Inc.	32	First Quarter 2006

SUPPLEMENTARY INFORMATION
Calculations of Wireless Non-GAAP Measures

	Three months ended March 31,
($ in millions, except per subscriber figures) (subscribers in thousands)	2006	2005
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$906.8	$750.2
Divided by: Average postpaid wireless voice and data subscribers	4,859.2	4,224.2
Divided by: 3 months for the quarter	3	3
	$62.20	$59.20

Prepaid ARPU (monthly)
Prepaid revenue	$46.6	$48.1
Divided by: Average prepaid subscribers	1,328.6	1,324.8
Divided by: 3 months for the quarter	3	3
	$11.68	$12.09
Cost of acquisition per gross addition
Total sales and marketing expenses	$128.2	$124.0
Equipment margin loss (acquisition related)	49.7	50.0
	$177.9	$174.0
Total gross wireless additions (postpaid, prepaid, and one-way messaging)	433.9	458.3
	$410	$380
Operating expense per average subscriber (monthly)
Operating, general, administrative and integration expenses	$323.3	$293.4
Equipment margin loss (retention related)	50.5	37.5
	$373.8	$330.9
Divided by: Average total wireless subscribers	6,349.5	5,740.0
Divided by: 3 months for the quarter	3	3
	$19.62	$19.22
Equipment margin loss
Equipment sales	$94.4	$72.1
Cost of equipment sales	(194.6)	(159.6)
	$(100.2)	$(87.5)
Acquisition related	$(49.7)	$(50.0)
Retention related	(50.5)	(37.5)
	$(100.2)	$(87.5)

Rogers Communications Inc.	33	First Quarter 2006

SUPPLEMENTARY INFORMATION
Calculations of Cable and Telecom Non-GAAP Measures (Actual)

	Three months ended March 31,
(In millions of dollars, subscribers in thousands, except ARPU figures and operating profit margin)	2006	2005
Core Cable ARPU
Core Cable revenue	$342.5	$318.0
Divided by: Average basic cable subscribers	2,261.7	2,252.6
Divided by: 3 months for quarter and year-to-date	3	3
	$50.47	$47.06
Internet ARPU
Internet revenue(1)	$120.7	$103.3
Divided by: Average Internet subscribers	1,157.6	958.6
Divided by: 3 months for quarter and year-to-date	3	3
	$34.77	$35.92
Cable and Internet:
Operating Profit	$195.6	$176.4
Divided by Revenue	464.7	421.5
Cable and Internet Operating Profit Margin	42.1%	41.9%
Rogers Home Phone:
Operating Profit	$4.7	$-
Divided by Revenue	80.4	-
Rogers Home Phone Operating Profit Margin	5.8%	n/a

Rogers Business Solutions:
Operating Profit	$12.8	$(2.9)
Divided by Revenue	148.9	1.1
Rogers Business Solutions Operating Profit Margin	8.6%	n/a

Video Stores:
Operating Profit (2)	$1.5	$7.2
Divided by Revenue	81.0	83.6
Video Stores Operating Profit Margin	1.9%	8.6%

(1)    Internet ARPU calculation does not include amounts related to dial-up customers.
(2)    Video Stores operating profit in the three months ended March 31, 2006 includes a charge of $4.8 million related to the closure of 21 video stores.

Rogers Communications Inc.	34	First Quarter 2006

SUPPLEMENTARY INFORMATION
Rogers Communications Inc.

Historical Quarterly Summary (1)
	2006	2005				2004
(thousands of dollars,
except per share amounts)	Q1	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Income Statement
Operating Revenue
Wireless	$1,051,237	$875,371	$963,888	$1,068,888	$1,098,511	$592,841	$655,920	$721,136	$813,628
Cable and Telecom	774,031	505,256	500,079	725,676	760,612	473,074	474,846	489,371	508,364
Media	240,122	219,280	293,402	284,520	299,974	215,741	230,881	244,319	266,171
Corporate and eliminations	(33,639)	(17,492)	(24,858)	(32,017)	(38,936)	(16,907)	(18,152)	(21,138)	(21,846)
	2,031,751	1,582,415	1,732,511	2,047,067	2,120,161	1,264,749	1,343,495	1,433,688	1,566,317

Operating profit (2)
Wireless	405,133	298,376	364,760	381,488	292,425	219,644	247,083	269,565	214,099
Cable and Telecom	211,628	180,669	171,562	195,101	217,211	171,186	173,294	173,143	191,036
Media	13,137	11,320	44,195	33,293	39,038	6,470	38,819	14,981	55,102
Corporate	(33,606)	(15,141)	(15,063)	(20,510)	(35,155)	(15,443)	(13,409)	(1,714)	(9,717)
	596,292	475,224	565,454	589,372	513,519	381,857	445,787	455,975	450,520
Depreciation and amortization	386,113	341,633	358,746	376,984	400,648	246,090	250,528	255,857	340,076
Operating income	210,179	133,591	206,708	212,388	112,871	135,767	195,259	200,118	110,444
Interest on long-term debt	(161,575)	(184,767)	(180,325)	(178,792)	(166,195)	(137,539)	(132,292)	(129,868)	(176,298)
Other income (expense)	1,127	8,663	(3,441)	17,894	(21,098)	(75,384)	(41,775)	29,676	37,776
Income tax recovery (expense)	(34,914)	(3,514)	(3,748)	(2,603)	7,710	(1,453)	(3,555)	(3,371)	4,932
Non-controlling interest	-	-	-	-	-	423	(25,596)	(48,480)	(5,928)
Net income (loss) for the period	14,817	(46,027)	19,194	48,887	(66,712)	(78,186)	(7,959)	48,075	(29,074)

Earnings (loss) per share -basic	$0.05	$(0.17)	$0.07	$0.17	$(0.22)	$(0.33)	$(0.03)	$0.20	$(0.12)
-diluted	$0.05	$(0.17)	$0.07	$0.16	$(0.22)	$(0.33)	$(0.03)	$0.19	$(0.12)

Additions to property, plant and equipment (2)	$340,056	$260,419	$344,738	$318,656	$429,983	$228,666	$218,267	$221,147	$386,858

(1)	Certain prior year numbers have been reclassified to conform with the current year presentation as described in Notes1 and 9 to the Unaudited Interim Consolidated Financial Statements.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” section.

Rogers Communications Inc.	35	First Quarter 2006

Caution Regarding Forward-Looking Statements

This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. These forward-looking statements also include, but are not limited to, financial guidance relating to revenue, operating profit and PP&E expenditures, expected growth in subscribers, the deployment of new services, integration costs, and other statements that are not historical facts. These forward-looking statements are based on our current expectations. We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the conclusions, forecasts or projections reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of material factors, including economic conditions, technological change, the integration of acquisitions, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. Forward-looking statements and assumptions for time periods subsequent to 2006 by their nature involve longer-term assumptions and estimates than those for 2006 and are consequently subject to greater uncertainty; therefore, the reader is especially cautioned not to place undue reliance on such longer-term forward-looking statements. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise. For a more detailed discussion of the material factors or assumptions that were applied in drawing conclusions or making a forecast or projection set out in such forward looking information, see the sections of our release and filing of February 9, 2006 entitled “Material Assumptions and Risks That Could Affect Our Business” and also the “Risks and Uncertainties” and “Material Assumptions” sections of our 2005 Annual MD&A.

Additional Information

Additional information relating to us, including our Annual Information Form, Form 40-F/A and discussions of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Separate annual and quarterly financial results for RWI and Cable are also filed and are available on SEDAR and EDGAR.

About the Company:

Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business. Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM technology platform. Rogers Cable and Telecom is Canada's largest cable television provider offering cable television, high-speed Internet access, residential telephony services, and video retailing, while its Rogers Business Solutions division is a national provider of voice communications services, data networking, and broadband Internet connectivity to small, medium and large businesses across the country. Rogers Media is Canada's premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com. Separate annual and quarterly financial results for Rogers Wireless Inc. and Rogers Cable Inc. are also filed and are available on SEDAR and EDGAR.

Rogers Communications Inc.	36	First Quarter 2006

Investment Community Contacts:

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Eric A. Wright, 416.935.3550, eric.wright@rci.rogers.com

Media Contacts:

Corporate and Media - Jan Innes, 416.935.3525, jan.innes@rci.rogers.com
Wireless, Cable and Telecom - Taanta Gupta, 416.935.4727, taanta.gupta @rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 12:00 noon ET on April 25, 2006. A rebroadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

# # #

Rogers Communications Inc.	First Quarter 2006

Rogers Communications Inc.
Unaudited Consolidated Financial Statements
Three Months Ended March 31, 2006

Rogers Communications Inc.	1	First Quarter 2006

Rogers Communications Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended March 31,
(In thousands of dollars, except per share amounts)	2006	2005
Operating revenue	$2,031,752	$1,582,415
Cost of sales	278,507	239,769
Sales and marketing costs	272,356	233,294
Operating, general and administrative expenses	873,578	634,128
Integration expenses (note 2)	6,219	-
Video store closure expenses (note 6)	4,800	-
Depreciation and amortization	386,113	341,633
Operating income	210,179	133,591
Interest on long-term debt	(161,575)	(184,767)
	48,604	(51,176)
Foreign exchange loss	(4,284)	(5,960)
Change in the fair value of derivative instruments	3,116	4,798
Other income, net	2,295	9,825
Income (loss) before income taxes	49,731	(42,513)
Income tax expense:
Current	2,743	3,514
Future	32,171	-
	34,914	3,514
Net income (loss) for the period	$14,817	$(46,027)
Earnings (loss) per share (note 7)
Basic and diluted	$0.05	$(0.17)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	2	First Quarter 2006

Rogers Communications Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended March 31,
(In thousands of dollars)	2006	2005
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$14,817	$(46,027)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation and amortization	386,113	341,633
Program rights and video rental inventory depreciation	18,327	22,488
Unrealized foreign exchange loss	846	6,207
Change in fair value of derivative instruments	(3,116)	(4,798)
Accreted interest on convertible preferred securities	-	5,376
Future income taxes	32,171	-
Stock-based compensation expense	10,811	5,998
Amortization on fair value increment of long-term debt and derivatives	(3,351)	(3,351)
Other	3,522	(7,114)
	460,140	320,412
Change in non-cash working capital items	78,679	(147,286)
	538,819	173,126
Financing activities:
Issue of long-term debt	1,759,000	382,000
Repayment of long-term debt	(1,830,995)	(354,263)
Proceeds on termination of cross-currency interest rate exchange agreements	-	402,191
Payment on maturity of cross-currency interest rate exchange agreements	-	(470,825)
Issue of capital stock	13,699	26,113
Dividends on Class A Voting and Class B Non-Voting shares	(23,543)	(12,313)
	(81,839)	(27,097)

Investing activities:
Additions to property, plant and equipment ("PP&E")	(340,056)	(260,419)
Change in non-cash working capital items related to PP&E	(49,236)	(35,516)
Changes in other long-term assets and liabilities	(557)	18,108
Other	(5,690)	(21,294)
	(395,539)	(299,121)

Increase (decrease) in cash	61,441	(153,092)
Cash and cash equivalents (deficiency), beginning of period	(103,881)	243,993
Cash and cash equivalents (deficiency), end of period	$(42,440)	$90,901
Cash and cash equivalents are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances

Supplemental cash flow information:

	Three Months Ended March 31,
(In thousands of dollars)	2006	2005
Change in Non-Cash Working Capital:
Decrease in accounts receivable	$70,374	$84,367
Increase (decrease) in accounts payable and accrued liabilities	18,771	(199,469)
Increase in unearned revenue	46,556	15,073
Increase in other assets	(57,022)	(47,257)
	$78,679	$(147,286)
Interest paid	$133,304	$95,079
Income taxes paid	5,173	4,833

Refer to Note 3 for details on non-cash transactions during the quarter. See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	3	First Quarter 2006

Rogers Communications Inc.
Unaudited Consolidated Balance Sheets

	March 31,	December 31,
(In thousands of dollars)	2006	2005
Assets
Current assets
Accounts receivable	$821,827	$890,701
Other current assets	346,085	297,846
Future income tax asset	113,150	113,150
	1,281,062	1,301,697
Property, plant and equipment	6,245,323	6,151,526
Goodwill	2,988,486	3,035,787
Other intangible assets	2,520,742	2,627,466
Investments	143,334	138,212
Deferred charges	119,670	129,119
Future income tax asset	315,081	347,252
Other long term assets	131,374	103,230
	$13,745,072	$13,834,289
Liabilities and Shareholders' Equity
Liabilities
Current liabilities
Bank advances, arising from outstanding cheques	$42,440	$103,881
Accounts payable and accrued liabilities	1,371,357	1,411,045
Current portion of long-term debt (note 4)	634,969	286,139
Current portion of derivative instruments	13,924	14,180
Unearned revenue	222,822	176,266
	2,285,512	1,991,511
Long-term debt (note 4)	7,034,134	7,453,412
Derivative instruments	776,344	787,369
Other long-term liabilities	83,187	74,382
	10,179,177	10,306,674
Shareholders' equity (note 5)	3,565,895	3,527,615
	$13,745,072	$13,834,289

Contingencies (note 11)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	4	First Quarter 2006

Rogers Communications Inc.
Unaudited Consolidated Statements of Deficit

	Three Months Ended March 31,
(In thousands of dollars)	2006	2005
Deficit, beginning of period	$(601,548)	$(416,731)
Adjustment for convertible preferred securities	-	(102,720)
As restated	(601,548)	(519,451)
Net income (loss) for the period	14,817	(46,027)
Deficit, end of period	$(586,731)	$(565,478)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	5	First Quarter 2006

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements
Three Months Ended March 31, 2006 and 2005

These interim Unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (GAAP) for annual financial statements. They should be read in conjunction with the Audited Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2005 (the "2005 Financial Statements").

1.    Basis of Presentation and Accounting Policies:

The interim Unaudited Consolidated Financial Statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively “Rogers” or “the Company”). The Notes presented in these interim Unaudited Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end, and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements. The Company’s operating results are subject to seasonal fluctuations that impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

These interim Unaudited Consolidated Financial Statements follow the same accounting policies and methods of application as the 2005 Financial Statements except for the changes in segment reporting as described in note 9.

2.    Business Combinations:

Call-Net Enterprises Inc.:

On July 1, 2005, the Company acquired 100% of Call-Net Enterprises Inc. ("Call-Net") in a share for share transaction.

During the three months ended March 31, 2006, the Company adjusted the purchase price allocation upon receipt of the final valuations of certain tangible and intangible assets acquired. These adjustments included an increase in the fair value assigned to property, plant and equipment of $23.3 million from that recorded and disclosed in the Financial Statements. Additionally, the fair value of the subscriber base acquired increased by $24.0 million from that recorded and disclosed in the 2005 Financial Statements. These adjustments resulted in a decrease in goodwill acquired of $47.3 million.

During the three months ended March 31, 2006, the Company incurred integration expenses of $2.9 million related to the Call-Net acquisition.

The allocation of the purchase price is preliminary and subject to finalizing the valuation of certain real estate assets acquired. The allocation of the purchase price reflects management’s best estimate at the date of preparing these financial statements. The purchase price allocation will be finalized in the second quarter of 2006.

Rogers Communications Inc.	6	First Quarter 2006

Fido:

During the three months ended March 31, 2006, the Company incurred $3.3 million in integration expenses related to its November 2004 acquisition of Fido (2005 - $3.9 million). Additionally, during the three months ended March 31, 2006, the Company paid $7.4 million related to the liabilities assumed on acquisition and included in the purchase price allocation (2005 - $6.1 million).

3.    Contributions to Inukshuk Wireless Partnership:

On March 31, 2006, the Company contributed certain assets to Inukshuk Wireless Partnership (“Inukshuk”), a joint venture with Bell Canada, whereby each venturer has a 50% ownership interest. Inukshuk provides wireless broadband internet service in 20 centres across the country. The Company’s contribution on March 31, 2006 consisted of 2.5GHz spectrum with a fair value of $55.0 million and a $6.6 million note receivable. As at and for the three months ended March 31, 2006, proportionately consolidating 50% of Inukshuk resulted in the following increases (decreases) in the accounts of the Company:

(In thousands of dollars)
Current assets	$(7,528)
Long term assets	117,857
Current liabilities	26,298
Revenue	64
Expenses	1,966
Net loss	1,902

Rogers Communications Inc.	7	First Quarter 2006

4.    Long-Term Debt:

		Interest	March 31,	December 31,
(In thousands of dollars)		Rate	2006	2005
(A) Corporate:
	Senior Notes, due 2006	10.50%	$-	$75,000
			-	75,000
(B) Wireless:
(i)	Bank credit facility	Floating	20,000	71,000
(ii)	Senior Secured Notes, due 2006	10.50%	160,000	160,000
(iii)	Floating Rate Senior Secured Notes, due 2010	Floating	641,905	641,245
(iv)	Senior Secured Notes, due 2011	9.625%	571,879	571,291
(v)	Senior Secured Notes, due 2011	7.625%	460,000	460,000
(vi)	Senior Secured Notes, due 2012	7.25%	548,537	547,973
(vii)	Senior Secured Notes, due 2014	6.375%	875,325	874,425
(viii)	Senior Secured Notes, due 2015	7.50%	641,905	641,245
(ix)	Senior Secured Debentures, due 2016	9.75%	180,784	180,598
(x)	Senior Subordinated Notes, due 2012	8.00%	466,840	466,360
(xi)	Fair value increment arising from purchase accounting		41,599	44,326
			4,608,774	4,658,463
(C) Cable:
(i)	Bank credit facility	Floating	329,000	267,000
(ii)	Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
(iii)	Senior Secured Second Priority Notes, due 2011	7.25%	175,000	175,000
(iv)	Senior Secured Second Priority Notes, due 2012	7.875%	408,485	408,065
(v)	Senior Secured Second Priority Notes, due 2013	6.25%	408,485	408,065
(vi)	Senior Secured Second Priority Notes, due 2014	5.50%	408,485	408,065
(vii)	Senior Secured Second Priority Notes, due 2015	6.75%	326,788	326,452
(viii)	Senior Secured Second Priority Debentures, due 2032	8.75%	233,420	233,180
			2,739,663	2,675,827

(D) Media:
	Bank credit facility	Floating	293,000	274,000

(E) Telecom:
(i)	Senior Secured Notes, due 2008	10.625%	-	25,703
(ii)	Fair value increment arising from purchase accounting		-	1,619
			-	27,322

Mortgages and other		Various	27,666	28,939
			7,669,103	7,739,551

Less current portion			(634,969)	(286,139)

			$7,034,134	$7,453,412

On January 3, 2006, the Company redeemed the remaining outstanding amount of Rogers Telecom Holdings Inc.'s 10.625% Senior Secured Notes due 2008. The total redemption amount was US$23.2 million including a redemption premium of US$1.2 million.

On February 14, 2006, the Company repaid, at maturity, the $75.0 million aggregate principal amount outstanding of its 10.50% Senior Secured Notes due 2006.

Rogers Communications Inc.	8	First Quarter 2006

5.    Shareholders’ Equity:

	March 31,	December 31,
(In thousands of dollars)	2006	2005
Capital stock issued, at stated value:
Common shares:
56,233,894 Class A Voting shares (2005 - 56,233,894)	$72,311	$72,311
258,503,499 Class B Non-Voting shares (2005 - 257,702,341)	420,011	418,695
Total capital stock	492,322	491,006
Contributed surplus	3,660,304	3,638,157
Deficit	(586,731)	(601,548)
Shareholders' Equity	$3,565,895	$3,527,615

(i)    During the three months ended March 31, 2006, the Company issued 801,158 Class B Non-Voting shares to employees upon exercise of options for consideration of $13.7 million.

(ii)    Stock-based compensation:

During the three months ended March 31, 2006, the Company recorded compensation expense of approximately $10.8 million (2005 - $6.0 million) related to stock option grants to employees; an amendment to the option plans; performance option grants to certain key employees; and restricted share unit grants to employees. The corresponding adjustment was recorded in contributed surplus. The details of these stock-based compensation transactions are as follows:

(a)
The weighted average estimated fair value at the date of the grant for RCI options granted during the three months ended March 31, 2006 was $21.09 per share (2005 - $15.34 per share). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended March 31,
	2006	2005
Risk-free interest rate	4.05%	4.01%
Dividend yield	0.33%	0.29%
Volatility factor of the future expected market price of Class B Non-Voting shares	38.07%	43.93%
Weighted average expected life of options	7.0 years	5.58 years

Rogers Communications Inc.	9	First Quarter 2006

(b)
Effective March 1, 2006, the Company amended certain provisions of its stock option plans which resulted in a new measurement date for purposes of determining compensation cost. The amendment provides that on the death or retirement of an optionholder, or the resignation of a director, options would continue to be exercisable until the original expiry date in accordance with their original terms and the vesting would not be accelerated but instead would continue in accordance with the original vesting period. The amendment resulted in additional compensation cost of $6.6 million, of which $2.4 million was immediately recorded as compensation expense related to vested options. The remaining $4.2 million related to unvested options will be charged to income over the remaining vesting period. The fair value of each modified option was estimated on the March 1, 2006 measurement date using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	4.05%
Dividend yield	0.33%
Volatility factor of the future expected market price of Class B Non-Voting shares	42.30%
Weighted average expected life of options	5.6 years

(c)
On March 1, 2006, the Company granted 699,400 performance options to certain employees of the Company. These options vest at the annual rate of 25% provided that certain targeted stock prices are met. A binomial valuation model was used to determine the $12.1 million fair value of these options at the date of grant. Of this $12.1 million, $0.3 million was recorded as compensation cost in the three months ended March 31, 2006, with the remainder to be recognized over the remaining service period. The fair value of each option was calculated on the March 1, 2006 measurement date based on the following assumptions:

Risk-free interest rate	4.05%
Dividend yield	0.33%
Volatility factor of the future expected market price of Class B Non-Voting shares	39.60%
Weighted average expected life of options	5.4 years

(d)
During the three months ended March 31, 2006, 196,582 restricted share units were issued to employees of the Company (2005 - 236,801). As at March 31, 2006, 494,349 restricted share units were outstanding. These restricted share units vest at the end of three years from the grant date. The Company records compensation expense over the vesting period taking into account fluctuations in the market price of the Class B Non-Voting shares.

6.    Video Store Closure Expenses:

During the three months ended March 31, 2006, the Company made the decision to close 21 of its Video stores in Ontario and Quebec. The costs to exit these stores include lease termination and involuntary severance costs totaling $2.3 million as well as a writedown of the related fixed assets totaling $2.5 million.

Rogers Communications Inc.	10	First Quarter 2006

7.    Earnings (Loss) Per Share:

	Three Months Ended March 31,
(In thousands, except per share amounts)	2006	2005
Numerator:
Net income (loss) - basic and diluted	$14,817	$(46,027)
Denominator:
Weighted average number of Class A and Class B shares outstanding:
Basic	314,278	275,743
Effect of dilutive securities:
Employee stock options	6,206	-
Diluted	320,484	275,743

Earnings (loss) per share
Basic and diluted	$0.05	($0.17)

8.    Pensions:

For the three months ended March 31, 2006, the Company recorded pension expense in the amount of $9.3 million (2005 - $3.1 million). In addition, the expense for the three months ended March 31, 2006 related to unfunded supplemental executive retirement plans was $1.1 million (2005 - $0.8 million).

Rogers Communications Inc.	11	First Quarter 2006

9.    Segmented Information:

During the three months ended March 31, 2006, the Company completed a re-organization whereby ownership of the operating subsidiaries of Rogers Telecom Holdings Inc., a wholly owned subsidiary of the Company, was transferred to Rogers Cable Inc. The re-organization impacted the Company’s management reporting resulting in changes to the Company’s reportable segments. Effective January 2006, the following are the reportable segments of the Company: Wireless, Media, Cable and Internet, Rogers Business Solutions, Rogers Home Phone and Video Stores. Comparative figures are presented on this basis.

						Cable and Telecom
						corporate			Corporate
		Cable	Rogers	Rogers		items	Total		items
For the Three Months Ended March 31, 2006		and	Home	Business	Video	and	Cable and		and	Consolidated
(in thousands of dollars)	Wireless	Internet	Phone	Solutions	Stores	eliminations	Telecom	Media	eliminations	Totals
Operating revenue	$1,051,237	$464,655	$80,365	$148,936	$81,053	$(977)	$774,032	$240,122	$(33,639)	$2,031,752
Cost of sales	194,601	-	-	-	38,228	-	38,228	45,678	-	278,507
Sales and marketing costs	128,136	30,519	17,211	16,506	31,109	-	95,345	47,885	990	272,356
Operating, general and administrative expenses	320,043	238,593	58,509	119,646	5,364	(977)	421,135	133,422	(1,023)	873,577
Management fees	3,096	9,274	1,607	2,979	1,621	-	15,481	3,627	(22,204)	-
Integration expenses	3,324	-	-	-	-	2,896	2,896	-	-	6,220
Video store closure expenses	-	-	-	-	4,800	-	4,800	-	-	4,800
Depreciation and amortization	145,711	-	-	-	-	-	160,337	12,309	67,756	386,113
Operating income (loss)	256,326						35,810	(2,799)	(79,158)	210,179
Interest:
Long-term debt and other	(101,583)						(59,108)	(2,793)	1,909	(161,575)
Intercompany	39,452						(7,406)	(413)	(31,633)	-
Change in fair value of derivative instruments	2,827						289	-	-	3,116
Foreign exchange gain (loss)	(1,229)						(3,160)	628	(523)	(4,284)
Other income (expense)	(527)						(269)	276	2,815	2,295
Income tax reduction (expense)	(50,200)						(1,155)	(1,538)	17,979	(34,914)
Net income (loss) for the period	$145,066						$(34,999)	$(6,639)	$(88,611)	$14,817
Additions to property, plant and equipment	$114,923	$81,846	$21,611	$7,548	$1,098		$112,103	$9,183	$103,847	$340,056

						Cable and
						Telecom
						corporate			Corporate
		Cable	Rogers	Rogers		items	Total		items
For the Three Months Ended March 31, 2005		and	Home	Business	Video	and	Cable and		and	Consolidated
(In thousands of dollars)	Wireless	Internet	Phone	Solutions	Stores	eliminations	Telecom	Media	eliminations	total
Operating revenue	$875,371	$421,494	$-	$1,066	$83,641	$(945)	$505,256	$219,280	$(17,492)	$1,582,415
Cost of sales	159,586	-	-	-	38,420	-	38,420	41,763	-	239,769
Sales and marketing costs	123,978	30,815	-	882	32,793	-	64,490	44,826	-	233,294
Operating, general and administrative expenses	293,431	214,208	-	3,165	5,249	(945)	221,677	121,371	(2,351)	634,128
Management fees	3,006	8,411	-	21	1,673	-	10,105	3,142	(16,253)	-
Integration expenses	-	-	-	-	-	-	-	-	-	-
Depreciation and amortization	145,428	-	-	-	-	-	124,140	12,468	59,597	341,633
Operating income (loss)	149,942					-	46,424	(4,290)	(58,485)	133,591
Interest:										-
Long-term debt and other	(99,966)						(67,579)	(1,173)	(16,049)	(184,767)
Intercompany	20,810						(2,122)	(2,491)	(16,197)	-
Change in fair value of derivative instruments	3,759						1,037	-	2	4,798
Foreign exchange gain (loss)	(3,987)						(868)	(452)	(653)	(5,960)
Other income (expense)	(739)						493	159	9,912	9,825
Income tax expense	(1,792)						(1,385)	(303)	(34)	(3,514)
Net income (loss) for the period	68,027						$(24,000)	$(8,550)	$(81,504)	$(46,027)
Additions to property, plant and equipment	$119,228	$86,788	$23,895	$1,575	$3,592		$115,850	$13,535	$11,806	$260,419

Rogers Communications Inc.	12	First Quarter 2006

10.    Related Party Transactions:

During the three months ended March 31, 2006, the Company has entered into certain transactions in the normal course of business with certain broadcasters in which the Company has an equity interest as follows:

	Three Months Ended March 31,
(In thousands of dollars)	2006	2005
Access fees paid to broadcasters accounted for by the equity method	$4,835	$4,491

The access fees above were paid to a number of Canadian pay, specialty and digital specialty channels including Viewer's Choice Canada, Prime, Outdoor Life Network, G4 Tech, Biography channel, and MSNBC Canada.

The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and/or its subsidiary companies. During the three months ended March 31, 2006, total amounts paid by the Company to these related parties are as follows:

	Three Months Ended March 31,
(In thousands of dollars)	2006	2005
Legal services and commissions paid on premiums for insurance coverage	$514	$1,700
Telecommunications and programming services	-	1,500
Interest charges and other financing fees	-	11,600
	$514	$14,800

During the three months ended March 31, 2006, the Company made payments to (received from) companies controlled by the controlling shareholder of the Company as follows:

	Three Months Ended March 31,
(In thousands of dollars)	2006	2005
Net charges for business use of aircraft and other administrative services	$313	$171

As disclosed in Note 18 to the Consolidated Financial Statements for the year ended December 31, 2005, with the approval of a special committee of the Board of Directors, the Company entered into an arrangement to sell to the controlling shareholder of the Company, for $13 million in cash, the shares in two wholly owned subsidiaries whose only asset consists of tax losses aggregating approximately $100 million. Further to this arrangement, on April 7, 2006, a company controlled by the controlling shareholder of the Company purchased the shares in one of these wholly owned subsidiaries for cash of $6.8 million.

11.    Contingencies:

In 2000, the Company received a $241 million payment (the “Termination Payment”) from Le Groupe Videotron Ltee (“Videotron”) in respect of the termination of a merger agreement between the Company and Videotron. In April 2006, the Canada Revenue Agency issued a letter advising that they disagree with the Company’s tax filing position in respect of the Termination Payment and that they intend to reassess the Company, which would result in additional tax and related interest of approximately $61 million. Management is of the view that the Company should ultimately prevail; accordingly, the Company has not recorded a liability for this contingency and intends to vigorously contest any such assessment.

Rogers Communications Inc.	13	First Quarter 2006